Exhibit 99.1

SciSparc Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

Tel-Aviv, Nov. 29, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), reported the receipt of a formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Listing Rule 5550(a)(2), which requires the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

About SciSparc Ltd. (Nasdaq: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055